eBay Inc. 2065 Hamilton Avenue San Jose, CA 95125

June 27, 2011

Via EDGAR and Fax (202-772-9202)

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington D.C. 20549

Attention:    Mr. Christopher Owings

Mr. Andrew D. Mew
Ms. Donna Di Silvio
Mr. Milwood Hobbs
Ms. Angie Kim

Re:	eBay Inc.

    Form 10-K for the Fiscal Year Ended December 31, 2010

    Filed January 28, 2011

    Form 10-Q for the Quarterly Period Ended March 31, 2011

    Filed April 29, 2011

    Definitive Proxy Statement on Schedule 14A

    Filed March 21, 2011

    File No. 000-24821

Ladies and Gentlemen:

Thank you for your letter dated June 13, 2011 addressed to eBay Inc. (the “Company”) setting forth comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) regarding the documents listed above.

To facilitate the Staff’s review, we have keyed our responses to the headings and numbered comments used in the Staff’s comment letter, which are reproduced in italics below. Our responses follow each comment.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1. Business, page, 1

Overview, page 1

1.	We note your statement on page 46 that you “generate the majority of [y]our revenues internationally.” To the extent applicable, please disclose the information required by Item 101(d)(1)(ii) and Item 101(d)(3) of Regulation S-K. Please see Instruction 1 to Item 101 of Regulation S-K.

Securities and Exchange Commission

June 27, 2011

Company response:

We respectfully guide the Staff to page 11 of our Annual Report on Form 10-K for the year ended December 31, 2010 (the “2010 Form 10-K”) where we discuss our “Segments and Geographic Information”. We refer the reader to “Note 6 – Segments” in our consolidated financial statements included in the 2010 Form 10-K in lieu of presenting duplicative information.

To address the Staff’s comment relating to Item 101(d)(3) of Regulation S-K, we plan to add a statement to the following effect in future filings on Forms 10-K and 10-Q:

Because we generated the majority of our revenues internationally in recent periods, including the years ended December 31, — [and —] [and the first — months of —], we are subject to the risks of doing business in foreign countries as discussed under “Item 1A – Risk Factors.”

This language will be included under “Results of Operations” within “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and will be revised appropriately, if necessary, to reflect facts and circumstances existing from time to time.

2.	We note your disclosure on pages one and two discussing your Marketplaces and Payments segments. Please provide a measure of profit or loss and total assets for each of these segments. Please see Item 101(b) of Regulation S-K.

Company response:

We respectfully guide the Staff to page 11 of our 2010 Form 10-K where we discuss our “Segments and Geographic Information”. We refer the reader to “Note 6 – Segments” in our consolidated financial statements included in the 2010 Form 10-K in lieu of presenting duplicative information.

Other Items, page 10

Intellectual Property, page 11

3.	We note your statement that you “regard the protection of [y]our intellectual property as critical to [y]our success.” To the extent material to an understanding of your business, please disclose the importance to each segment and the duration and the effect of all patents, trademarks and licenses. Please see Item 101(c)(1)(iv) and Instruction 1 to Item 101 of Regulation S-K.

Company response:

We have a broad portfolio of intellectual property that includes patents, patent applications, domain names, trademarks and copyrights. However, apart from the “eBay” and “PayPal” trademarks, we do not believe that any individual item of intellectual property is critical to an understanding of our business. Accordingly, except as noted below, we respectfully submit that the identification of specific items of intellectual property or the disclosure of their specific terms would not be meaningful to investors and, in any event, is not required under Item 101(c)(1)(iv) and Instruction 1 to Item 101 of Regulation S-K. However, in future filings on Form 10-K, we will expressly indicate the importance of the eBay and PayPal trademarks to our business. For example, in future filings on Form 10-K we intend to revise the first sentence appearing under the caption “Intellectual Property” on page 11 of our 2010 Form 10-K to read as follows:

We regard the protection of our intellectual property, particularly the eBay and PayPal trademarks, as critical to our success.

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June 27, 2011

Likewise, we plan to add a similar statement in the Risk Factors section in future filings on Forms 10-K and 10-Q. For example, in future filings we intend to revise the first sentence appearing under the caption “We may be unable to protect or enforce or own intellectual property rights adequately” on page 38 of our 2010 Form 10-K to read as follows:

We regard the protection of our intellectual property, including our trademarks (particularly those covering the eBay and PayPal names), patents, copyrights, domain names, trade dress and trade secrets, as critical to our success.

Item 1A. Risk Factors, page 11

4.	Please delete the last sentence in the first paragraph in which you state that other events that you do not currently anticipate or currently deem immaterial may adversely affect your results of operations and financial condition. Please note that all material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.

Company response:

We will delete this sentence in future filings on Forms 10-K and 10-Q.

Item 3: Legal Proceedings, page 39

5.	We note press releases dated July 2010 discussing a legal proceeding initiated by XPRT Ventures where you are being sued for approximately $3.8 billion in monetary damages. We further note you do not appear to discuss this proceeding in your filing. To the extent material, please provide the information required by Item 103 of Regulation S-K for this matter.

Company response:

We respectfully advise the Staff that, as disclosed on page 17 of in our 2010 Form 10-K under “Item 1A. Risk Factors—We are subject to patent litigation,” we, like many other large companies in the technology industry, have repeatedly been sued for alleged patent infringement.

After due consideration, we determined that the litigation brought by XPRT Ventures (“XPRT”) is not material for purposes of Item 103 of Regulation S-K. While the aggregate amount of the damages sought in this action does not fit within the safe harbor provided by Instruction 2 to Item 103 of Regulation S-K, we have evaluated whether the litigation is material considering both quantitative and qualitative factors.

We based our conclusion upon, among other things, our considerable past experience in dealing with intellectual property lawsuits; the early stage of the litigation; the relative strengths and weaknesses of the claims asserted; the various defenses available to us; the extent to which XPRT is likely or unlikely to prevail in its claims; the extent to which XPRT is likely or unlikely to recover all or some part of its alleged damages or to receive injunctive relief; and the pending reexamination by the U.S. Patent and Trademark Office of patents asserted by XPRT in the litigation. We note that, in its first amended complaint, XPRT dropped its trade secrets claim. Based on our consideration of these quantitative and qualitative factors, we concluded that the litigation is not a material legal proceeding within the meaning of the first sentence of Item 103 of Regulation S-K. Furthermore, patent lawsuits by non-practicing entities are common in the technology industry. We consider this matter to be ordinary routine litigation incidental to our business within the meaning of Item 103 of Regulation S-K, and we believe it important to avoid disclosure of spurious or immaterial claims so that investors can focus on lawsuits that we believe are of true importance to an understanding of our business.

Securities and Exchange Commission

June 27, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 46

6.	Under Provision for Income Taxes on page 53 you state your provision for income taxes differs from the amount computed by applying the statutory U.S. federal rate due primarily to foreign income with lower tax rates and tax credits. Please provide disclosure to explain in greater detail the impact on your effective income tax rates and obligations of having proportionally higher earnings in countries where you have lower tax rates. In this regard, it appears separately discussing the foreign effective income tax rates would provide important information necessary to better understand your results of operations. See Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350.

Company response:

In our future filings on Form 10-K, we will expand the discussion of our provision for income taxes appearing in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” For example, we would have included language to the following effect in our 2010 Form 10-K:

Our provision for income taxes differs from the provision computed by applying the U.S. federal statutory rate of 35% due primarily to lower tax rates associated with certain earnings from our operations in certain lower-tax jurisdictions outside the U.S. The impact on our provision for income taxes of foreign income being taxed at rates different than the U.S. federal statutory rate was a benefit of approximately $441.0 million in 2010 and approximately $476.0 million in 2009. A significant portion of these benefits, which totaled approximately $284.0 million in 2010 and approximately $300.0 million in 2009, resulted from tax rulings we have received that provide for lower rates of taxation on certain classes of income. The foreign jurisdictions with lower tax rates that had the most significant impact on our provision for income taxes in the periods presented include Singapore, Switzerland, Korea and Luxembourg.

Our provision for income taxes is volatile and, in general, is adversely impacted by earnings being lower than anticipated in countries that have lower tax rates and higher than anticipated in countries that have higher tax rates. Our provision for income taxes does not include provisions for U.S. income taxes and foreign withholding taxes associated with the repatriation of a substantial portion of undistributed earnings of certain foreign subsidiaries because we intend to reinvest those earnings indefinitely in our foreign subsidiaries. If these earnings were distributed into the United States in the form of dividends to eBay companies domiciled in the United States or otherwise, or if the shares of the relevant foreign subsidiaries were sold or otherwise transferred, we would be subject to additional U.S. income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes. Further, as a result of certain of our ongoing employment and capital investment actions and commitments, our income in certain countries is subject to reduced tax rates and in some cases is wholly exempt from tax. Our failure to meet these commitments could adversely impact our provision for income taxes.

We will include this or similar language in future filings on Form 10-K, revised appropriately in light of facts and circumstances existing from time to time.

Item 15. Exhibits and Financial Statement Schedule

Exhibits, page 65

7.	We note the Credit Agreement filed as Exhibit 10.24 does not appear to include any of the referenced schedules. Please advise or refile a complete copy of this agreement with your next periodic report.

Securities and Exchange Commission

June 27, 2011

Company response:

We plan to re-file the Credit Agreement, together with the schedules in question, as an exhibit to our upcoming Quarterly Report on Form 10-Q for the quarter ending June 30, 2011.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1 – The Company and Significant Accounting Policies, page 74

Cash and cash equivalents, page 76

8.	Under Risk Factors on page 26 you indicate that one of the risks of doing business internationally is that you are subject to restrictions on the repatriation of funds. Please clarify for us whether you have cash held by foreign subsidiaries that is not available for your domestic operations and/or is required by local jurisdictions to be held by the subsidiaries. To the extent the cash is restricted as to usage; please disclose the amount and the provisions of any restrictions. See Rule 5-02 of Regulation S-X. If the cash is not restricted, please explain to us the specific restrictions you are subject to as it relates to the repatriation of funds.

Company response:

As disclosed in “Note 7 – Investments,” as of December 31, 2010 we had approximately $22 million in cash that was restricted (within the meaning of Rule 5-02 of Regulation S-X) pursuant to, among other things, the provisions of various lease arrangements, benefit plans and other arrangements arising in the normal course of business. However, the “restrictions” mentioned in the risk factor on page 26 are not restrictions within the meaning of Rule 5-02. Instead, they refer to the adverse tax consequences that may result from the repatriation of funds from abroad into the U.S., and to the possibility that foreign governments may impose currency controls or other restrictions on the repatriation of funds. To clarify this distinction, in future filings we will revise this risk factor by deleting the reference to “restrictions on repatriation of funds” and adding a new bullet point in this risk factor to the following effect:

•

our ability to repatriate funds from abroad without adverse tax consequences and the possibility that foreign governments may impose currency controls or other restrictions on the repatriation of funds;

Note 13 – Commitments and Contingencies, page 91

9.

We note your disclosures here regarding the various litigation matters you are exposed to. We also note that in the majority of these situations, you have not clearly disclosed either: (i) the possible loss or range of loss; or (ii) a statement that an estimate of the loss cannot be made. FASB ASC 450 (formerly SFAS 5) indicates that if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, accrual would be inappropriate, but disclosure must be made regarding the nature of the contingency and an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made. Additionally, we note that in instances where an accrual may have been recorded as all of criteria in FASB ASC 450-20-25-2 have been met, you have not disclosed whether an accrual was made or the amount of the accrual which may be necessary in certain circumstances, nor has there been disclosure indicating that there is an exposure to loss in excess of the amount accrued and what the additional loss may be for your litigation matters. Please revise your disclosures beginning in your Form 10-Q for the second quarter to include all of disclosures required by

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June 27, 2011

paragraphs 3-5 of FASB ASC 450-20-50. In this regard, we do not believe that general boilerplate disclosure indicating that losses may be higher than reserves currently accrued by you or disclosure indicating that the outcome of a matter may be material to your operating results for a particular period satisfies the criteria in FASB ASC 450.

Company response:

We have recorded accruals for those legal proceedings disclosed in “Note 13 – Commitments and Contingencies” of our 2010 Form 10-K in cases where it is probable that a loss will be realized and we can make a reasonable estimate of the loss. We have not disclosed the amount of these accruals because they were not material to our financial statements. For those proceedings in which we have recorded an accrual, we have determined that any reasonably possible losses arising directly from the proceeding (i.e., monetary damages or amounts paid in judgment or settlement) in excess of our accrual are not material or, if such reasonably possible losses are material, we have disclosed information enabling investors to calculate our exposure to reasonably possible losses (such as the proceedings relating to eBay’s Korean subsidiary, IAC, discussed on page 93 of our 2010 Form 10-K). For those proceedings in which an unfavorable outcome is reasonably possible, we have determined that an estimate of the reasonably possible loss or range of losses arising directly from the proceeding (i.e., monetary damages or amounts paid in judgment or settlement) is not material; if we cannot estimate the reasonably possible loss or range of losses, we would disclose that fact. In assessing the materiality of a legal proceeding, we evaluate, among other factors, the amount of monetary damages claimed, as well as the potential impact of non-monetary remedies sought by plaintiffs (e.g., injunctive relief) that may require us to change our business practices in a manner that could have a material adverse impact on our business. With respect to the proceedings disclosed in “Note 13 – Commitments and Contingencies” of our 2010 Form 10-K, we are unable to estimate the reasonably possible loss or range of losses that could potentially result from the application of such non-monetary remedies. Commencing with our Quarterly Report on Form 10-Q for the quarter ending June 30, 2011, we will expand our disclosure for cases disclosed in the “Commitments and Contingencies” note to the financial statements by including language to clarify our disclosure in accordance with FASB ASC 450-20-50. For example, we would have included language to the following effect in our 2010 Form 10-K:

We are involved in legal proceedings on an ongoing basis. If we believe that a loss arising from such matters is probable and can be reasonably estimated, we accrue the estimated liability in our financial statements. If only a range of estimated losses can be determined, we accrue an amount within the range that, in our judgment, reflects the most likely outcome; if none of the estimates within that range is a better estimate than any other amount, the low end of the range is accrued. Amounts accrued for legal proceedings for which we believe a loss is probable were not material for the year ended December 31, 2010. Except as otherwise noted, we have concluded that reasonably possible losses arising directly from the proceeding (i.e., monetary damages or amounts paid in judgment or settlement) in excess of our accruals are also not material. For those proceedings in which an unfavorable outcome is reasonably possible but not probable, we have disclosed an estimate of the reasonably possible loss or range of losses or we have concluded that an estimate of the reasonably possible loss or range of losses arising directly from the proceeding (i.e., monetary damages or amounts paid in judgment or settlement) are not material. If we cannot estimate the probable or reasonably possible loss or range of losses arising from a legal proceeding, we have disclosed that fact.

In assessing the materiality of a legal proceeding, we evaluate, among other factors, the amount of monetary damages claimed, as well as the potential impact of non-monetary remedies sought by plaintiffs (e.g., injunctive relief) that may require us to change our business practices in a manner that could have a material adverse impact on our business. With respect to the matters disclosed in

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this Note —, we are unable to estimate the possible loss or range of losses that could potentially result from the application of such non-monetary remedies.

We will include this or similar language in future filings on Form 10-K and 10-Q, revised appropriately in light of facts and circumstances existing from time to time.

Note 18 – Income Taxes, page 99

10.	We note your disclosure that it is not practicable to determine the income tax liability that might be incurred if $8.3 billion of your non-U.S. subsidiaries’ undistributed earnings were to be distributed. Please explain to us and revise your disclosure to clarify the nature of deferred income tax liability for unremitted foreign earnings.

Company response:

We intend to indefinitely reinvest the $8.3 billion of our non-U.S. subsidiaries’ undistributed earnings in our international operations. Accordingly, we currently have no plans to repatriate those funds. As such, we do not know the time or manner in which we would repatriate those funds. Because the time or manner of repatriation is uncertain, we cannot determine the impact of local taxes, withholding taxes and foreign tax credits associated with the future repatriation of such earnings and therefore cannot quantify the tax liability. In cases where we intend to repatriate a portion of our foreign subsidiaries’ undistributed earnings, we provide U.S. taxes on such earnings and such taxes are included in our deferred taxes or tax payable liabilities depending upon the planned timing and manner of such repatriation. In our future filings on Form 10-K, we will expand our disclosure to clarify this matter. For example, we would have included language to the following effect in our 2010 Form 10-K:

We intend to indefinitely reinvest the $8.3 billion of our non-U.S. subsidiaries’ undistributed earnings in our international operations. Accordingly, we currently have no plans to repatriate those funds. As such, we do not know the time or manner in which we would repatriate those funds. Because the time or manner of repatriation is uncertain, we cannot determine the impact of local taxes, withholding taxes and foreign tax credits associated with the future repatriation of such earnings and therefore cannot quantify the tax liability. In cases where we intend to repatriate a portion of our foreign subsidiaries’ undistributed earnings, we provide U.S. taxes on such earnings and such taxes are included in our deferred taxes or tax payable liabilities depending upon the planned timing and manner of such repatriation.

We will include this or similar language in future filings on Form 10-K, revised appropriately in light of facts and circumstances existing from time to time.

11.	Foreign earnings indefinitely reinvested in your international operations reduced your effective tax rate significantly in the periods presented. We also note that in 2009 you transferred about $1.1 billion in cash to the U.S. and included the tax impact of the legal entity restructuring in your 2009 provision for income taxes. In this regard, please disclose your plans for the reinvestment of undistributed earnings in your international operations; and the factors management considered in concluding that there is sufficient evidence that your foreign subsidiaries have permanently invested or will invest the undistributed earnings indefinitely.

Securities and Exchange Commission

June 27, 2011

Company response:

Historically, we have grown our international operations both organically and through acquisitions. In recent years, we have completed acquisitions outside of the United States for aggregate consideration of over $2 billion. In the future, we may make additional acquisitions and organic investments outside of the U.S. in order to continue to grow our international operations in Europe and to expand our presence in regions such as Asia and South America. On a regular basis, we develop cash forecasts to estimate our cash needs internationally and domestically. We consider projected cash needs for, among other things, investments in our existing businesses, potential acquisitions and capital transactions, including repurchases of our common stock and debt repayments. We estimate the amount of cash available or needed in the jurisdictions where these investments are expected, as well as our ability to generate cash in those jurisdictions and our access to capital markets. Such an analysis enables us to conclude whether or not we will indefinitely reinvest the current period’s foreign earnings. In future filings, we will expand our disclosure to include the factors management considered in concluding that there is sufficient evidence that our foreign subsidiaries have permanently invested or will invest the undistributed earnings indefinitely. For example, we would have included language to the following effect in our 2010 Form 10-K:

On a regular basis, we develop cash forecasts to estimate our cash needs internationally and domestically. We consider projected cash needs for, among other things, investments in our existing businesses, potential acquisitions and capital transactions, including repurchases of our common stock and debt repayments. We estimate the amount of cash available or needed in the jurisdictions where these investments are expected, as well as our ability to generate cash in those jurisdictions and our access to capital markets. Such an analysis enables us to conclude whether or not we will indefinitely reinvest the current period’s foreign earnings.

We will include this or similar language in future filings on Form 10-K and Form 10-Q, revised appropriately in light of facts and circumstances existing from time to time.

Finally, please note that management considers this evaluation on a regular basis. In this regard, we direct the Staff’s attention to the disclosure we made in our Form 10-Q for the quarter ended March 31, 2011, in which we stated that we provided for U.S. income and foreign withholding taxes on approximately 15% of our non-U.S. subsidiaries’ undistributed earnings for such quarter.

Definitive Proxy Statement on Schedule 14A

Nominees for Election for a Three-Year Term Expiring at Our 2014 Annual Meeting, page 17

12.	To the extent Mr. Andreessen was employed from July 2007 to 2009, please provide his principal occupation and employment during this timeframe. Please also provide Mr. Moffett’s principal occupation and employment from June 2006 to September 2008 and March 2009 to the present. Similarly, and as applicable, please specify the principal occupation and employment during the past five years for Messrs. Barnholt, Cook, Ford, Omidyar, Schlosberg and Tierney. Please see Item 401(e)(1) of Regulation S-K.

Company response:

We respectfully submit that the information concerning the above-named individuals is accurate, and that they did not have a principal occupation or employment for the periods in question. For example, some of our directors, such as Mr. Andreessen, Mr. Omidyar and Mr. Cook, are highly successful entrepreneurs who may elect to focus on non-business interests (e.g., private investments, philanthropic activities) for periods of time. Others, such as Mr. Barnholt and Mr. Schlosberg, are retired. However, in future filings, we plan to revise the

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June 27, 2011

biographies of certain of our directors to explain their five-year employment history with greater precision. See Exhibit A for an example how those revisions would have appeared had they been made in our 2011 Definitive Proxy Statement on Schedule 14A (the “2011 proxy statement”) (new text is underscored and deleted text is shown as a strike-through).

Compensation Discussion and Analysis, page 31

Elements of Compensation/Executive Compensation Practices, page 38

Equity Incentive Awards, page 42

13.	We note your statement in the penultimate paragraph on page 40 that “funding and payouts under the eIP are dependent and based on eBay’s performance and individual performance” and your statement on page 42 that “[b]ased on individual performance, the payout for the remainder of the award was funded at 100% to 200% of target for our named executive officers (other than the CEO) and at 200% of target for the CEO.” We further note your disclosure in footnote one to your Grants of Plan-Based Awards table that this table provides only the portion of the award payable based on the company’s performance and your disclosure in the fourth column of your Summary Compensation Table and corresponding footnotes that this column reflects portions of the annual award based on individual performance. To the extent material, please provide the targets for the individual performance component of your eIP, revise your Grants of Plan-Based Awards table and provide us with your proposed disclosure. Please see Item 402(b)(1)(v), Instruction 2 to Item 402(d) and Interpretive Response 118.04 of our Regulation S-K Compliance & Disclosure Interpretation (July 3, 2008), available on our website.

Company response:

Under the eIP, funding and payouts are dependent on Company performance and individual performance. The Company performance targets are objective and quantitative. As a result, these targets are disclosed with specificity in the Compensation Discussion and Analysis section of the 2011 proxy statement (see pages 42 and 45), and the portion of the eIP payout that is based on Company performance is included in the Summary Compensation Table under the Non-Equity Incentive Plan Compensation column. With respect to the portion of the eIP that is funded based on individual performance, as noted on page 42 of the 2011 proxy statement, our CEO presents the Compensation Committee with his assessment of the individual performance of each of the other named executive officers. The Compensation Committee reviews the CEO’s assessments and makes a subjective determination of the level of individual performance. In addition, the Compensation Committee makes a subjective determination of the CEO’s level of performance against goals set by our Board of Directors at the beginning of the year. Although goals are communicated to the named executive officers at the beginning of the year, the eIP payouts are funded without any specific weighting for those individual goals and the CEO and Compensation Committee exercise discretion in the ultimate funding of the individual performance component. In addition, as the individual performance component is targeted at 25% of the overall target, we do not believe the individual performance goals are material to an understanding of the eIP payouts. In future filings, we will revise the disclosure in the Summary Compensation Table to move the portion of the eIP payout related to individual performance from the Bonus column to the Non-Equity Incentive Plan column as you requested. In addition, we will include the eIP component related to individual performance in a separate row under the Grant of Plan Based Awards Table. In the new row for eIP grants for individual performance, we will identify a target and a maximum. We will not include a threshold, as there is no threshold amount for individual performance. See Exhibit B for an example of how these revisions would have appeared had they been made in our 2011 proxy statement (new text is underscored and deleted text is shown as a strike-through).

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June 27, 2011

Form 10-Q for the Quarterly Period Ended March 31, 2011

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Liquidity and Capital Resource Requirements, page 29

14.	We note you anticipate paying taxes of approximately $200 million in conjunction with repatriating approximately $450 million in cash. In this regard, it appears you have changed your intentions about whether you will indefinitely reinvest at least a portion of the undistributed earnings of your foreign subsidiaries. Please tell us and revise your disclosure to indicate the amount of the income tax liability recognized in the current period or previous periods for the repatriation of undistributed earnings or explain why it was not necessary to recognize the tax impact. Please refer to FASB ASC 740-30-25-19.

Company response:

The repatriation of $450 million in cash and related taxes of $200 million are the direct result of the settlement of uncertain tax positions with the IRS that occurred in the fourth quarter of 2010. We accrued the income tax liability for this amount under FASB ASC 740-10-25 in the period in which the income was earned. These amounts were not previously considered to be permanently reinvested undistributed earnings of foreign subsidiaries.

*        *        *

Securities and Exchange Commission

June 27, 2011

In the instances indicated above, we believe that revisions in response to Staff’s comments will enhance our disclosure. However, we believe that the filings in question substantially comply with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder and generally accepted accounting principles. Accordingly, we respectfully request that the Staff permit any additional or revised disclosure to be made in our future filings, as specifically indicated above.

We acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss any of our responses at your convenience. In that regard, as discussed with Mr. Milwood Hobbs, we hope to include the additional or revised disclosure that, as specifically indicated above, is applicable to Form 10-Q in our report for the quarter ending June 30, 2011, which we plan to file on or around July 21, 2011. Accordingly, if there is anything we can do to facilitate your review, please do not hesitate to contact the undersigned at (408-967-3230). In addition, you are welcome to contact any of the following lawyers at Sidley Austin LLP: Sharon Flanagan (415-772-1231), Gary Gerstman (312-853-2060) or Eric Haueter (415-772-1231).

Very truly yours,

eBay Inc.

By:	/s/ Phillip P. DePaul
Name:	Phillip P. DePaul
Title:	Vice President, Chief Accounting Officer

EXHIBIT A

Marc L. Andreessen

Marc L. Andreessen, age 39, has served as a director of eBay since September 2008. Mr. Andreessen is Co-Founder and General Partner of Andreessen Horowitz, a venture capital firm formed in July 2009. Andreessen Horowitz primarily invests in private high-technology companies in Silicon Valley and around the world. Mr. Andreessen is also Co-Founder and Chairman of the Board of Directors of Ning Inc., an online platform for people to create their own social networks founded in late 2004. From July 2007 to the formation of Andreessen Horowitz in July 2009, Mr. Andreessen was a private investor. ~~From September 1999 to July 2007,~~ Mr. Andreessen co-founded and served as the Chairman of the Board of Directors of Opsware, Inc. (formerly known as Loudcloud Inc.), a software company, from September 1999 until its sale in July 2007. From March 1999 to September 1999, Mr. Andreessen served as Chief Technology Officer of America Online, Inc., a media company and provider of Internet services. From April 1994 to March 1999, Mr. Andreessen was a Co-Founder of Netscape Communications Corporation, a software company, serving in various positions, including Chief Technology Officer and Executive Vice President of Products. Mr. Andreessen also served on the Board of Directors of Blue Coat Systems from 1999 to September 2005. Mr. Andreessen currently serves on the Board of Directors of Hewlett-Packard Company, Facebook Inc., Skype Global S.à r.l., Stanford Hospital, and several smaller private companies. Mr. Andreessen holds a B.S. degree in Computer Science from the University of Illinois at Urbana-Champaign.

Edward W. Barnholt

Edward W. Barnholt, age 67, has served as a director of eBay since April 2005. Mr. Barnholt served as President and Chief Executive Officer of Agilent Technologies, Inc., a measurement company, from May 1999 until his retirement in March 2005. He also served on the Board of Directors of Agilent from May 1999 to March 2005 and served as Chairman of the Board of Directors from November 2002 until March 2005. Before being named Agilent’s Chief Executive Officer, from 1998 to 1999 Mr. Barnholt served as Executive Vice President and General Manager of the Measurement Organization of Hewlett-Packard Company, an international information technology company. From 1990 to 1998, he served as General Manager of Hewlett-Packard Company’s Test and Measurement Organization. He was elected a Senior Vice President of Hewlett-Packard Company in 1993 and an Executive Vice President in 1996. Mr. Barnholt currently serves as the Non-Executive Chairman of the Board of Directors of KLA-Tencor Corporation, a member of the Board of Directors of Adobe Systems Incorporated, and a member of the Board of Trustees of the David and Lucile Packard Foundation. Mr. Barnholt holds a B.S. and an M.S. degree in Electrical Engineering from Stanford University.

David M. Moffett

David M. Moffett, age 59, has served as a director of eBay since July 2007. Mr. Moffett served as Chief Executive Officer of Federal Home Loan Mortgage Corp. (Freddie Mac), a government controlled and sponsored mortgage company, from September 2008 until his retirement in ~~to~~ March 2009, and as a director of Freddie Mac from December 2008 to March 2009. Mr. Moffett has more than 30 years of strategic finance, risk management, and operational experience in banking and payment processing. He joined Star Banc Corporation, a bank holding company, in 1993 as Chief Financial Officer and played integral roles as Star Banc Corporation acquired Firstar Corporation in 1998, which then acquired U.S. Bancorp in February 2001, retaining the U.S. Bancorp name. Prior to 1993, Mr. Moffett held executive level positions at some of the nation’s leading financial services companies, including Bank of America Corporation, a national financial institution, and Security Pacific Corp., a provider of banking and financial services. Mr. Moffett also served on the Board of Directors of MBIA Inc. from May 2007 to September 2008, The E.W. Scripps Company from May 2007 to November 2008 and Building Materials Holding Corp from May 2006 to November 2008. Mr. Moffett also serves on the Board of Directors of CIT Group Inc. and as a Trustee for the University of Oklahoma Foundation. Mr. Moffett holds a B.S. degree in Economics from the University of Oklahoma and an M.B.A. degree from Southern Methodist University.

A-1

Pierre M. Omidyar

Pierre M. Omidyar, age 43, founded eBay as a sole proprietorship in September 1995. He has been a director and Chairman of the Board since eBay’s incorporation in May 1996. Mr. Omidyar served as eBay’s Chief Executive Officer, Chief Financial Officer, and President from inception to February 1998, November 1997, and August 1996, respectively. Prior to founding eBay, Mr. Omidyar was a developer services engineer at General Magic, a mobile communications platform company, from December 1994 to July 1996. Mr. Omidyar co-founded Ink Development Corp. (later renamed eShop), in May 1991 and served as a software engineer there from May 1991 to September 1994. Prior to co-founding Ink, Mr. Omidyar was a developer for Claris, a subsidiary of Apple Inc., and for other Macintosh-oriented software development companies. Since 2004, Mr. Omidyar ~~is currently the Chief Executive Officer and publisher of Peer News LLC and Founding Partner~~ has been Co-Founder and Chairman of the Omidyar Network, a philanthropic investment firm committed to creating opportunity for individuals to improve their lives. He is also currently the Chief Executive Officer and publisher of Peer News LLC, and serves on the Board of Trustees of Omidyar-Tufts Microfinance Fund, the Punahou School, and the Roshan Cultural Heritage Institute. Mr. Omidyar holds a B.S. degree in Computer Science from Tufts University.

Richard T. Schlosberg, III

Richard T. Schlosberg, III, age 66, has served as a director of eBay since March 2004. From May 1999 until his retirement in ~~to~~ January 2004, Mr. Schlosberg served as President and Chief Executive Officer of the David and Lucile Packard Foundation, a private family foundation. Prior to joining the foundation, Mr. Schlosberg was Executive Vice President of The Times Mirror Company, a news and information company, and publisher and Chief Executive Officer of the Los Angeles Times, a daily newspaper. Prior to that, he served in the same role at the Denver Post, a daily newspaper. Mr. Schlosberg served on the board of directors of BEA Systems Inc., a developer of enterprise application infrastructure solutions, from April 2005 to April 2008 and currently serves on the Board of Directors as Lead Independent Director of Edison International and is also a founding Director of the U.S. Air Force Academy Endowment and a Director of the San Antonio Medical Foundation. Mr. Schlosberg is also Chairman of the Board of Directors of the Kaiser Family Foundation. Mr. Schlosberg is a graduate of the United States Air Force Academy and holds an M.B.A. degree from the Harvard Business School.

A-2

EXHIBIT B

Short-term Cash Incentive Awards

eBay Incentive Plan (eIP). The eIP is a cash incentive program designed to align executive compensation with annual performance and to enable eBay to attract, retain, and reward individuals who contribute to eBay’s success and motivate them to enhance the value of eBay. The eIP was most recently approved by our stockholders in 2010. The committee believes that incentive payouts should be tightly linked to eBay’s performance, with individual compensation differentiated based on individual performance. As a result, funding and payouts under the eIP are dependent and based on eBay’s performance and individual performance.

The committee determines the length of the performance period under the eIP, which has historically been annually. For each performance period, the committee establishes (1) performance measures based on business criteria and target levels of performance and (2) a formula for calculating a participant’s award based on actual performance compared to the pre-established performance goals. Performance measures may be based on a wide variety of business metrics. Management recommends to the committee a proposed approach to setting the performance measures and targets. In 2010, the eIP consisted of an annual award for all employees who participated in the plan.

The following table outlines the performance measures for the 2010 annual award for executive officers and the committee’s rationale for selecting those performance measures:

Performance Measures(1)	Rationale
• Minimum revenue threshold(2) • Non-GAAP net income(3) • Net promoter score improvement(4) • Employee engagement improvement(5) • Individual performance

•    The committee believes minimum revenue threshold and non-GAAP net income are the best measures of short- and intermediate-term results for the company given that they are publicly announced, widely followed, can be influenced by management in the short to intermediate term, and provide balanced measurement of performance.

•    The committee believes that including a customer satisfaction metric and an employee engagement metric drives accountability for improving customer satisfaction and employee engagement, both of which are important to long-term results.

•    The committee believes that a portion of the compensation payable under this plan should be differentiated based on individual performance.

(1)	Both minimum revenue and non-GAAP net income thresholds must be met in order for there to be any incentive payout based on company performance or individual performance. The incentive payout for net promoter score and employee engagement are independent from the payout tied to the company’s financial performance.
(2)	Calculated on a fixed foreign exchange basis (referred to as FX-neutral).
(3)	Non-GAAP net income excludes certain items, primarily stock-based compensation expense and related payroll taxes, amortization of acquired intangible assets, certain one-time gains and losses, and income taxes related to these items. It is calculated quarterly, publicly disclosed as part of our quarterly earnings releases, and is the basis of third-party analysts’ estimates of the company’s results.
(4)	Net promoter score is a customer satisfaction metric.

(5)	Determined by reviewing year-over-year results of an employee engagement survey.

If the minimum revenue and non-GAAP net income thresholds have been met, 65% of the award is based on the company’s financial performance and 25% of the award is based on individual performance. If, in addition, the threshold for improvement in the company’s net promoter score is met, 5% of the award is based on improvement in the company’s net promoter score. If, in addition, the threshold for improvement in employee engagement is met, 5% of the award is based on improvement in employee engagement.

For 2011, the committee decided to remove the net promoter score metric and the employee engagement metric from the annual performance period and instead create separate incentives for these metrics. The net promoter score incentive will be tied to the achievement of a statistically significant improvement in net promoter score over a multi-year period. The employee engagement incentive will be tied to the achievement of a statistically significant improvement in employee engagement over a multi-year period. The committee decided to make these changes because it recognized that it is extremely difficult to achieve statistically significant improvements in customer satisfaction and employee engagement in a single-year period.

The amount at which the eIP is funded is determined based on the company’s actual performance measured against the targets set by the committee in the first quarter. After the end of the year, the company’s actual performance is compared to the targets to determine the funding level of the eIP. With respect to individual performance, our CEO presents the committee with his assessment of the individual performance of each of his direct reports. The committee reviews his assessments and makes a subjective determination of the level of individual performance for each of those executive officers. For 2010, the committee delegated to the CEO the authority to set the level of individual performance for the remaining employees at the level of senior vice president (none of whom was an executive officer). In addition, the committee reviews (with input from the lead independent director and other members of the Board) and makes a subjective determination of the CEO’s level of performance against goals set by the Board at the beginning of the year. In making its determination of the individual performance of each executive officer, the committee does not give any specific weighting to each individual’s goals.

The following table sets forth the annual performance measures set by the committee and eBay’s actual performance for 2010:

	Minimum	Target	Maximum	Actual
FX-neutral revenue	$8.337B	—	—	$9.16B
Non-GAAP net income	$2.138B	$2.250B	$2.475B	$2.299B
Net promoter score improvement	+4 points	+7 points	+10 points	+3 points
Employee engagement improvement	+3 points	+5 points	+8 points	0 points

In 2010, the maximum incentive amount that could be paid was 200% of target for the portion of the award funded based on company performance, the portion of the award funded based on improvement in net promoter score, and the portion of the award funded based on improvement in employee engagement. In 2010, total annual target incentive amounts for the named executive officers ~~(other than the CEO) ranged from 75% to 100% of their base salaries, and the target incentive amount for the CEO was 160% of his~~were 160% of base salary for Mr. Donahoe, 100% of base salary for each of Mr. Swan, Mr. Thompson, and Ms. Norrington and 75% of base salary for each of Ms. Axelrod and Mr. Carges. Based on eBay’s actual performance (with revenue and non-GAAP net income funded at 121% of target and no payout for improvements in net promoter score or employee engagement), the ~~eIP~~portion of the eIP payout based on company performance was funded at 105% of the target opportunity. ~~Based on individual performance, the payout for the remainder of the award was funded at 100% to 200% of target for our named executive officers (other than the CEO) and at 200% of target for the CEO.~~ Because the minimum thresholds for both company-wide revenue and non-GAAP net income were met in 2010, the eIP was also funded for the individual performance component.

Special Retention Bonus Plan. We granted Mr. Swan a special retention bonus plan in connection with his hiring in 2006. The committee believed that it was necessary to enter into this special bonus plan to provide Mr. Swan with a total compensation package that would be attractive to him and cause him to join eBay, with particular reference to the compensation he had been receiving at his previous position. Under the terms of Mr. Swan’s plan, he was eligible to receive a special retention bonus of up to $1 million in cash, of which $200,000 was paid in each of 2006, 2007, 2008, 2009, and 2010. The amount paid to Mr. Swan under this bonus plan was in addition to his base salary. No further payments will be made to Mr. Swan under this bonus plan, and there are no other cash retention plans in place for any of our named executive officers.

COMPENSATION TABLES

SUMMARY COMPENSATION TABLE

The following table summarizes the total compensation earned by each of our named executive officers for the fiscal years ended December 31, 2010, 2009, and 2008. We do not have individual long-term employment arrangements with any of our named executive officers. In setting the individual components of compensation for each of our named executive officers, the Compensation Committee reviews not only the individual elements of compensation, but also total compensation, including the value of equity compensation.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)		Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)		Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(5)	Total ($)
John J. Donahoe	2010	$920,673	$	~~736,538(6)~~0	$5,586,045	$3,735,000	$	~~1,158,575~~ 1,895,113	$0	$245,655	$12,382,486
President and Chief Executive Officer(~~7~~6)	2009	934,615		~~438,101(6)~~0	4,450,388	2,483,682		~~1,653,568~~ 2,091,669	0	172,394	10,132,748
	2008	879,808		500,000(~~6~~7)	13,344,580	9,026,068		0	0	279,108	24,029,564

Robert H. Swan	2010	768,606		~~584,303~~ 200,000(8)	2,447,700	1,867,500		~~604,508~~ 988,811	0	82,080	6,354,697
Senior Vice President, Finance and Chief Financial Officer	2009	778,846		~~443,389~~ 200,000(8)	1,362,375	2,323,600		~~918,649~~ 1,162,038	0	73,530	5,900,389
	2008	697,442		200,000(8)	8,925,450	3,595,988		0	0	93,749	13,512,629

Scott Thompson	2010	641,538		~~320,769~~0~~(9)~~	7,652,625	1,307,250		~~504,570~~ 825,339	0	9,841	10,436,593
President, PayPal(~~10~~9)	2009	635,288		~~174,704~~0~~(9)~~	1,097,250	551,200		~~749,323~~ 924,027	0	9,841	3,217,606
	2008	556,885		0	988,985	1,066,130		0	0	9,520	2,621,520

Lorrie M. Norrington	2010	696,892		~~172,885~~0~~(9)~~	1,522,350	1,120,500		~~543,895~~ 716,780	0	705,951	4,762,473
Former President, eBay Marketplaces(~~11~~10)	2009	700,962		~~192,764~~0~~(9)~~	876,750	551,200		~~826,784~~ 1,019,548	0	35,675	3,184,135
	2008	618,173		0	4,993,250	1,636,200		0	0	10,207	7,257,830

Elizabeth L. Axelrod	2010	497,404		~~139,895~~0~~(9)~~	1,477,575	1,120,500		~~293,406~~ 433,301	0	10,628	3,539,408
Senior Vice President Human Resources(~~12~~11)	2009	503,654		~~102,305~~0~~(9)~~	1,119,563	386,900		~~386,139~~ 488,444	0	10,592	2,509,153
	2008	480,135		0	3,581,075	699,888		0	0	10,158	4,771,256

Mark T. Carges	2010	562,404		~~210,901~~0~~(9)~~	1,059,675	747,000		~~331,748~~ 542,649	0	10,736	2,922,464
Chief Technology Officer and Senior Vice President, Global Products, Marketplaces(~~13~~12)	2009	571,154		~~117,801~~0~~(9)~~	1,290,188	968,715		~~505,257~~ 623,058	0	10,638	3,463,753

(1)	For 2010: effective March 2, 2010, certain eligible employees of eBay, including our named executive officers, received an annual salary increase representing: (i) in the case of Mr. Donahoe, a salary of $925,000 per annum; (ii) in the case of Mr. Swan, a salary of $772,500 per annum; (iii) in the case of Mr. Thompson, a salary of $645,000 per annum; (iv) in the case of Ms. Norrington, a salary of $695,000 per annum; (v) in the case of Ms. Axelrod, a salary of $500,000 per annum; and (vi) in the case of Mr. Carges, a salary of $565,000 per annum. Total salary amounts reported are lower than these 2010 annual salary increases because lower salaries were in effect for a portion of 2010.

For 2009: effective March 3, 2009, certain eligible employees of eBay received an annual salary increase. Mr. Thompson was one of those employees and his salary was increased to $625,000 per annum. Total salary amounts reported for our other named executive officers in 2009 are higher than their annual salary in 2008 due to the inclusion of an extra pay period in 2009 and to lower salaries in effect for a portion of 2008.

For 2008: we went through significant management changes. In connection with Mr. Donahoe becoming CEO effective March 31, 2008, his salary was increased to $900,000 per annum. In connection with Ms. Norrington becoming President, eBay Marketplaces and Mr. Swan taking on additional responsibilities effective July 16, 2008, Ms. Norrington’s salary was increased to $675,000 per annum and Mr. Swan’s salary was increased to $750,000 per annum. In connection with Mr. Thompson becoming President, PayPal effective January 23, 2008, his salary was increased to $560,000 per annum. Total salary amounts reported are lower than these 2008 annual salary increases because lower salaries were in effect for a portion of 2008.

(2)	Reflects the aggregate grant date fair value of stock awards, computed in accordance with the Financial Accounting Standards Board’s Accounting Standards Codification Topic 718, Compensation-Stock Compensation (formerly Statement of Financial Accounting Standards No. 123R), granted in 2010, 2009, and 2008, respectively. We calculated the estimated fair value of stock awards (other than performance-based restricted stock units) using the fair value of our common stock on the date of the grant.

For 2010: represents the estimated fair value of performance-based restricted stock units for (a) the second 12 months of the 2009-2010 performance period and (b) the first 12 months of the 2010-2011 performance period, in each case based on the probable outcome of the performance conditions for fiscal 2010 on the date that each award was communicated to each of our named executive officers and the fair value of our common stock on that date. Assuming the highest level of performance is achieved under the applicable performance criteria for fiscal 2010, the maximum possible value of the performance-based restricted stock unit awards allocated to our named executive officers for (a) the second 12 months of the 2009-2010 performance period and (b) the first 12 months of the 2010-2011 performance period, using the fair value of our common stock on the date that the target amounts for such awards were communicated to each of our named executive officers, is: (a) in the case of Mr. Donahoe; $6,242,542; (b) in the case of Mr. Swan, $2,292,480; (c) in the case of Mr. Thompson, $1,683,540; (d) in the case of Ms. Norrington, $1,504,440; (e) in the case of Ms. Axelrod, $1,396,980; and (f) in the case of Mr. Carges, $1,110,420.

In connection with Ms. Norrington’s resignation as President, eBay Marketplaces, we entered into a Separation Agreement with Ms. Norrington on September 20, 2010, which we refer to as the Separation Agreement. Pursuant to the terms of the Separation Agreement, the performance conditions of Ms. Norrington’s performance-based restricted stock unit awards earned in the 2009-2010 performance period were revised such that the highest level of performance that can be achieved and earned by Ms. Norrington during the 2009-2010 performance period is actual performance for the 2009 period and target performance for the 2010 period. See the discussion under the section entitled “Compensation Discussion and Analysis—Employment Agreements, Change-in-Control Arrangements, and Severance Arrangements with Executive Officers” above for further details on the Separation Agreement.

For 2009: represents the estimated fair value of performance-based restricted stock units based on the probable outcome of the performance conditions on the date that each award was communicated to each of our named executive officers for the first 12 months of the 2009-2010 performance period and the fair value of our common stock on that date. Assuming the highest level of performance is achieved under the applicable performance criteria for fiscal 2009, the maximum possible value of the performance-based restricted stock unit awards allocated to our named executive officers for the first 12 months of the 2009-

2010 performance period, using the fair value of our common stock on the date that the target amounts for such awards were communicated to each of our named executive officers, is: (a) in the case of Mr. Donahoe; $1,169,837; (b) in the case of Mr. Swan, $220,500; (c) in the case of Mr. Thompson, $189,000; (d) in the case of Ms. Norrington, $189,000; (e) in the case of Ms. Axelrod, $141,750; and (f) in the case of Mr. Carges, $173,250.

For 2008: represents the estimated fair value of performance-based restricted stock units based on the probable outcome of the performance conditions on the date that each award was communicated to each of our named executive officers for the 2008-2009 performance period, and the fair value of our common stock on that date. Assuming the highest level of performance is achieved under the applicable performance criteria, the maximum possible value of the performance-based restricted stock unit awards allocated to our named executive officers for the 2008-2009 performance period, using the fair value of our common stock on the date that the target amounts for such awards were communicated to each of our named executive officers, is: (a) in the case of Mr. Donahoe; $5,579,488; (b) in the case of Mr. Swan, $1,051,680; (c) in the case of Mr. Thompson, $1,096,752; (d) in the case of Ms. Norrington, $1,502,400; and (e) in the case of Ms. Axelrod, $676,080. See the discussion under the section entitled “Compensation Discussion and Analysis — Elements of Compensation/Executive Compensation Practices — Equity Incentive Awards” above for further details on performance-based restricted stock units.

(3)	Reflects the aggregate grant date fair value of option awards, computed in accordance with the Financial Accounting Standards Board’s Accounting Standards Codification Topic 718, Compensation-Stock Compensation (formerly Statement of Financial Accounting Standards No. 123R), for option awards granted in 2010, 2009, and 2008, respectively.

We calculated the estimated fair value of each option award on the date of grant using a modified Black-Scholes option pricing model. The weighted-averages of the assumptions used during 2010 were: risk-free interest rate of 1.81%; expected life of 4.23 years; no dividend yield; and expected volatility of 35.56%. The weighted-averages of the assumptions used during 2009 were: risk-free interest rate of 1.7%; expected life of 3.8 years; no dividend yield; and expected volatility of 47%. The weighted-averages of the assumptions used during 2008 were: risk-free interest rate of 2.3%; expected life of 3.8 years; no dividend yield; and expected volatility of 34%. Our computation of expected volatility was based on a combination of historical and market-based implied volatility from traded options on our stock. Our computation of expected life was determined based on historical experience of similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior. The interest rate for periods within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of grant.

(4)	For 2010: represents amounts paid pursuant to the eIP in 2011 for services rendered in ~~2010 in respect of the portion of the annual award based on the company’s performance.~~2010.

For 2009: represents amounts paid pursuant to the eIP in 2010 for services rendered in ~~2009 in respect of the portion of the annual award based on the company’s performance.~~ 2009.

For 2010 and 2009, a portion of the award was based on company performance and the remainder was based on individual performance. For 2010 and 2009, total annual target incentive amounts for the named executive officers were based 75% on company performance and 25% on individual performance. No funding occurs under the eIP for individual performance unless the minimum thresholds for both company-wide revenue and non-GAAP net income are met; in 2010 and 2009, these thresholds were met.

For 2008: no amounts were paid to our named executive officers under the eIP.

See the discussion under the section entitled “Compensation Discussion and Analysis — Elements of Compensation/Executive Compensation Practices — Short-term Cash Incentive Awards — eBay Incentive Plan (eIP)” above for further details.

(5)

Includes the amounts outlined in the table below. Also includes: (a) the cost of certain information technology support services provided for computer equipment located at the residences of our named executive officers; (b) matching contributions by eBay to a 401(k) savings plan (subject to a maximum of

$9,800 per employee for each of 2010 and 2009 and $9,200 per employee for 2008, in each case including our named executive officers); (c) premiums paid for group life insurance and accidental death and dismemberment coverage for the benefit of the named executive officer; and (d) with respect to Ms. Norrington, includes a lump sum severance payment in the amount of $695,000 paid to Ms. Norrington in accordance with the terms of the Separation Agreement. Perquisites are valued at the incremental cost of providing such perquisites.

“Personal Airplane Usage” consists of the incremental cost to eBay of personal usage of its corporate airplane (which includes use of the corporate airplane by executives who serve on the board of another entity to attend such board meetings) and is calculated based on a methodology that includes the weighted average cost of fuel, maintenance expenses, parts and supplies, landing fees, ground services, catering, and crew expenses associated with such use, including those associated with “deadhead” flights related to such use. Because the corporate airplane is used primarily for business travel, the methodology excludes fixed costs that do not change based on usage. Fixed costs include pilot salaries, the purchase or lease costs of the airplane, and the cost of maintenance not related to such personal travel. Executives, their families, and invited guests occasionally fly on the corporate airplane as additional passengers on business flights. In those cases, the aggregate incremental cost to eBay is a de minimis amount, and as a result, no amount is reflected in the table. Executives, directors, and their families also occasionally fly on the corporate airplane as additional passengers on personal flights that are attributed to another executive, in which case the entire incremental cost is allocated to the executive who arranged for the personal flight. We do not grant bonuses to cover, reimburse or otherwise “gross-up” any income tax owed for personal travel on the corporate airplane.

“Security Assistance” consists of costs and expenses related to home security systems.

Name	Year	Personal Airplane Usage (other than Outside Board Meetings)	Personal Airplane Usage (Outside Board Meetings)	Security Assistance
John J. Donahoe	2010	$220,196	$13,632	—
	2009	121,528	38,938	—
	2008	203,591	69,856	—

Name	Year	Personal Airplane Usage (other than Outside Board Meetings)	Personal Airplane Usage (Outside Board Meetings)	Security Assistance
Robert H. Swan	2010	71,000	—	—
	2009	62,506	—	—
	2008	83,643	—	—

Scott Thompson	2010	—	—	—
	2009	—	—	—
	2008	—	—	—

Lorrie M. Norrington	2010	—	—	—
	2009	—	—	$24,773
	2008	—	—	—

Elizabeth L. Axelrod	2010	—	—	—
	2009	—	—	—
	2008	—	—	—

Mark T. Carges	2010	—	—	—
	2009	—	—	—

(6~~)~~	~~For 2010: represents amounts paid pursuant to the eIP in 2011 for services rendered in 2010 in respect of the portion of the annual award based on individual performance.~~

~~For 2009: represents amounts paid pursuant to the eIP in 2010 for services rendered in 2009 in respect of the portion of the annual award based on individual performance.~~

~~For 2008: represents $500,000 paid under Mr. Donahoe’s special retention plan, representing the final installment under such plan. No bonus was paid to any named executive officer under the eIP for 2008.~~

~~See the discussion under the sections entitled “Compensation Discussion and Analysis — Elements of Compensation/Executive Compensation Practices — Short-term Cash Incentive Awards — eBay Incentive Plan (eIP)” and “Compensation Discussion and Analysis — Elements of Compensation/Executive Compensation Practices — Short-term Cash Incentive Awards — Special Retention Bonus Plans” above for further details. (7~~) Mr. Donahoe served eBay as President, eBay Marketplaces from the beginning of the periods covered by this table until January 23, 2008, served as CEO-designate from January 23, 2008 until March 31, 2008, and became President and CEO of eBay on March 31, 2008.

~~(8)~~	~~For 2010: represents (a) amounts paid pursuant to the eIP in 2011 for services rendered in 2010 in respect of the portion of the annual award based on individual performance and (b) $200,000 paid under Mr. Swan~~(7) Represents $500,000 paid under Mr. Donahoe’s special retention plan, representing the final installment under such plan.

~~For 2009: represents (a) amounts paid pursuant to the eIP in 2010 for services rendered in 2009 in respect of the portion of the annual award based on individual performance and (b) $200,000 paid under Mr. Swan’s special retention plan.~~

~~For 2008: represents $200,000 paid under Mr. Swan’s special retention plan. No bonus was paid to any named executive officer under the eIP for 2008.~~

See the discussion under the sections entitled “Compensation Discussion and Analysis — Elements of Compensation/Executive Compensation Practices — Short-term Cash Incentive Awards — ~~eBay Incentive Plan (eIP)” and “Compensation Discussion and Analysis — Elements of Compensation/Executive Compensation Practices — Short-term Cash Incentive Awards —~~ Special Retention Bonus Plans” above for further details.

~~(9)~~	~~For 2010: represents amounts paid pursuant to the eIP in 2011 for services rendered in 2010 in respect of the portion of the annual award based on individual performance.~~

~~For 2009: represents amounts paid pursuant to the eIP in 2010 for services rendered in 2009 in respect of the portion of the annual award based on individual performance.~~

~~For 2008: no bonus was paid to any named executive officer under the eIP for 2008.~~

(8)	Represents $200,000 paid in each of 2010, 2009 and 2008 to Mr. Swan under his special retention plan. The payment in 2010 represented the final installment under such plan.

See the discussion under the ~~sections~~section entitled “Compensation Discussion and Analysis — Elements of Compensation/Executive Compensation Practices — Short-term Cash Incentive Awards — ~~eBay Incentive Plan (eIP)~~Special Retention Bonus Plans” above for further details.

~~(10~~(9) Mr. Thompson served eBay as Chief Technology Officer, PayPal from the beginning of 2008 until January 23, 2008, and became President, PayPal on January 23, 2008.

~~(11~~(10) Ms. Norrington served as President, eBay Marketplaces from July 16, 2008 through September 20, 2010, and provided transition assistance to the Marketplaces leadership team as a full-time employee of eBay from September 20, 2010 until March 3, 2011. Ms. Norrington previously served as President, eBay Marketplaces Operations from the beginning of 2008 until July 16, 2008.

~~(12~~(11) Even though Ms. Axelrod was not a named executive officer in 2009, in accordance with SEC rules, Ms. Axelrod’s compensation information for 2009 has been disclosed based on the fact that she was a named executive officer for 2008 and 2010.

~~(13~~(12) Because Mr. Carges was not a named executive officer for 2008, in accordance with SEC rules, only information for 2010 and 2009 is being disclosed.

GRANTS OF PLAN-BASED AWARDS

The following table sets forth for the fiscal year ended December 31, 2010, certain information regarding grants of plan-based awards to each of our named executive officers.

Name		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value ($)(3)
	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
John J. Donahoe	3/1/2010	—	—	—	—	—	—	—	500,000	$23.88	$3,735,000
	3/1/2010	—	—	—	—	—	—	125,000	—	23.88	2,985,000
eIP – company performance(4)	N/A	$552,404	$1,104,808	$2,209,615	—	—	—	—	—	—	—
eIP – individual performance(5)	N/A	—	368,269	736,538	—	—	—	—	—	—	—
PBRSUs (second 12 months of 2009-2010 performance period)	3/1/2010	—	—	—	23,211	46,422	111,413	—	—	—	1,108,545
PBRSUs (first 12 months of 2010-2011 performance period)					31,250	62,500	150,000				1,492,500

Robert H. Swan	3/1/2010	—	—	—	—	—	—	—	250,000	23.88	1,867,500
	3/1/2010	—	—	—	—	—	—	62,500	—	23.88	1,492,500
eIP – company performance(4)	N/A	288,227	576,454	1,152,909	—	—	—	—	—	—	—
eIP – individual performance(5)	N/A	—	192,152	384,303	—	—	—	—	—	—	—
PBRSUs (second 12 months of 2009-2010 performance period)	3/1/2010	—	—	—	4,375	8,750	21,000	—	—	—	208,950
PBRSUs (first 12 months of 2010-2011 performance period)					15,625	31,250	75,000				746,250

Scott Thompson	3/1/2010	—	—	—	—	—	—	—	175,000	23.88	1,307,250
	3/1/2010	—	—	—	—	—	—	43,750	—	23.88	1,044,750
	10/8/2010	—	—	—	—	—	—	240,000	—	24.61	5,906,400
eIP – company performance(4)	N/A	240,577	481,154	962,308	—	—	—	—	—	—	—
eIP – individual performance(5)	N/A	—	160,385	320,769	—	—	—	—	—	—	—
PBRSUs (second 12 months of 2009-2010 performance period)	3/1/2010	—	—	—	3,750	7,500	18,000	—	—	—	179,100
PBRSUs (first 12 months of 2010-2011 performance period)	3/1/2010	—	—	—	10,938	21,875	52,500	—	—	—	522,375

Lorrie M. Norrington	3/1/2010	—	—	—	—	—	—	—	150,000	23.88	1,120,500
	3/1/2010	—	—	—	—	—	—	37,500	—	23.88	895,500
eIP – company performance(4)	N/A	259,327	518,654	1,037,307	—	—	—	—	—	—	—
eIP – individual performance(5)	N/A	—	174,223	348,446	—	—	—	—	—	—	—
PBRSUs (second 12 months of 2009-2010-	3/1/2010	—	—	—	3,750	7,500	18,000	—	—	—	179,100

Name		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value ($)(3)
	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
performance period)(46)
PBRSUs (first 12 months of 2010-2011 performance period)(45)	3/1/2010	—	—	—	9,375	18,750	45,000	—	—	—	447,750

Elizabeth L. Axelrod	3/1/2010	—	—	—	—	—	—	—	150,000	23.88	1,120,500
	3/1/2010	—	—	—	—	—	—	37,500	—	23.88	895,500
eIP – company performance(4)	N/A	139,895	279,790	559,579	—	—	—	—	—	—	—
eIP – individual performance(5)	N/A	—	93,263	186,526	—	—	—	—	—	—	—
PBRSUs (second 12 months of 2009-2010 performance period)	3/1/2010	—	—	—	2,813	5,625	13,500	—	—	—	134,325
PBRSUs (first 12 months of 2010-2011 performance period)	3/1/2010	—	—	—	9,375	18,750	45,000	—	—	—	447,750

Mark T. Carges	3/1/2010	—	—	—	—	—	—	—	100,000	23.88	747,000
	3/1/2010	—	—	—	—	—	—	25,000	—	23.88	597,000
eIP – company performance(4)	N/A	158,176	316,352	632,704	—	—	—	—	—	—	—
eIP – individual performance(5)	N/A	—	105,450	210,901	—	—	—	—	—	—	—
PBRSUs (second 12 months of 2009-2010 performance period)	3/1/2010	—	—	—	3,438	6,875	16,500	—	—	—	164,175
PBRSUs (first 12 months of 2010-2011 performance period)	3/1/2010	—	—	—	6,250	12,500	30,000	—	—	—	298,500

~~(1)~~	~~The amounts shown reflect estimated payouts for the fiscal year ended December 31, 2010 under the eIP for the portion of the award payable based on the company’s performance. The amounts shown in the column entitled “Threshold” reflect the minimum payment levels if the minimum revenue, net income, net promoter score improvement and employee engagement improvement thresholds have been met, which are 50% of the amounts shown under the column entitled “Target,” and the amounts shown in the column entitled “Maximum” are 200% of the amounts shown under the column entitled “Target.” Actual payouts to our named executive officers under the eIP for the fiscal year ended December 31, 2010 based on the company’s performance are reflected in the column entitled “Non-Equity Incentive Plan Compensation” in the Summary Compensation Table above.~~
(1)	In 2010, total annual target incentive amounts under the eIP for the named executive officers were 160% of base salary for Mr. Donahoe, 100% of base salary for each of Mr. Swan, Mr. Thompson and Ms. Norrington and 75% of base salary for each of Ms. Axelrod and Mr. Carges. In 2010, the total annual target incentive amounts for the named executive officers were allocated 75% to company performance and 25% to individual performance. No funding occurs for the individual performance component of the eIP unless the minimum thresholds for both company-wide revenue and non-GAAP net income for 2010 are met; in 2010, these thresholds were met.
(2)

The amounts shown reflect estimated payouts of performance-based restricted stock units (“PBRSUs”) for (a) the second 12 months of the 2009-2010 performance period and (b) the first 12 months of the 2010-2011 performance period. For each performance period: (a) the amounts shown in the column entitled “Threshold” reflect the awards if both the minimum revenue and operating margin thresholds have been met (and reflect the lowest return on invested capital modifier), which are 50% of the amounts shown under the column entitled “Target;” and (b) the amounts shown in the column entitled “Maximum” reflect the awards if the maximum revenue and operating margin amounts are met (and reflect the maximum return on invested capital modifier) and are 240% of the amounts shown under the column entitled “Target.”

(3)	Reflects the aggregate grant date fair value of the awards, computed in accordance with the Financial Accounting Standards Board’s Accounting Standards Codification Topic 718, Compensation-Stock Compensation (formerly Statement of Financial Accounting Standards No. 123R). We calculated the estimated fair value of each stock award using the fair value of our common stock on the date of the grant. The estimated fair value of performance-based restricted stock units is based on the probable outcome of the performance conditions on the date that each award was communicated to each of our named executive officers for the 2010 performance period and the fair value of our common stock on that date. We calculated the estimated fair value of each option award on the date of grant using a modified Black-Scholes option pricing model. The weighted-averages of the assumptions used during 2010 were: risk-free interest rate of 1.81%; expected life of 4.23 years; no dividend yield; and expected volatility of 35.56%. Our computation of expected volatility was based on a combination of historical and market-based implied volatility from traded options on our stock. Our computation of expected life was determined based on historical experience of similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules, and expectations of future employee behavior. The interest rate for periods within the contractual life of the award is based on the U.S. Treasury yield curve in effect at the time of grant.
(4)	The amounts shown reflect estimated payouts for the fiscal year ended December 31, 2010 under the eIP for the portion of the award payable based on the company’s performance. The amounts shown in the column entitled “Threshold” reflect the minimum payment levels if the minimum revenue, net income, net promoter score improvement and employee engagement improvement thresholds have been met, which are 50% of the amounts shown under the column entitled “Target,” and the amounts shown in the column entitled “Maximum” are 200% of the amounts shown under the column entitled “Target.” Actual payouts to our named executive officers under the eIP for the fiscal year ended December 31, 2010 are reflected in the column entitled “Non-Equity Incentive Plan Compensation” in the Summary Compensation Table above.
(5)	The amounts shown reflect estimated payouts for the fiscal year ended December 31, 2010 under the eIP for the portion of the award payable based on individual performance. There are no thresholds under the eIP for individual performance; however, no payout for individual performance occurs unless the minimum thresholds for both company-wide revenue and non-GAAP net income are met. Amounts shown in the column entitled “Target” reflect 100% of the target award for individual performance and the amounts shown in the column entitled “Maximum” are 200% of the amounts shown under the column entitled “Target.” Actual payouts to our named executive officers under the eIP for the fiscal year ended December 31, 2010 are reflected in the column entitled “Non-Equity Incentive Plan Compensation” in the Summary Compensation Table above.
(6)	The amounts shown reflect estimated payouts (as described in footnote 2 above) on the date of the grant. Pursuant to the terms of the Separation Agreement, the company agreed to vest the remaining one-half of Ms. Norrington’s performance-based restricted stock units earned in the 2009-2010 performance period based on actual 2009 performance and target 2010 performance.